ACT IAA
SECTION 206(4)
RULE 206(4)-3
PUBLIC AVAILABILITY Aug 12, 2009

August 12, 2009
IM Ref. No. 20094211030
General Electric Company
File No. 001-00035

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

We would not recommend enforcement action to the United States Securities and Exchange Commission ("Commission") under Section 206(4) of the Investment Advisers Act of 1940 ("Advisers Act") and Rule 206(4)-3 thereunder if any investment adviser that is required to be registered pursuant to Section 203 of the Advisers Act, including an affiliated adviser of General Electric Company ("GE"), pays GE, as solicitor within the meaning of Rule 206(4)-3(d)(1), a cash solicitation fee, directly or indirectly, for the solicitation of advisory clients in accordance with Rule 206(4)-3,[1] notwithstanding an injunctive order issued by the United States District Court for the District of Connecticut (the "Final Judgment") that otherwise would preclude such an investment adviser from paying such a fee, directly or indirectly, to GE.[2]

Our position is based on the facts and representations in your letter dated August 11, 2009, particularly the representations of GE that:

(1) it will conduct any cash solicitation arrangement entered into with any investment adviser registered or required to be registered under Section 203 of the Advisers Act in compliance with the terms of Rule 206(4)-3, except for the investment adviser's payment of cash solicitation fees, directly or indirectly, to GE, which is subject to the Final Judgment;

(2) the Final Judgment does not bar or suspend GE or any person currently associated with it from acting in any capacity under the federal securities laws;[3]

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[1] Rule 206(4)-3 prohibits any investment adviser that is required to be registered under the Advisers Act from paying a cash fee, directly or indirectly, to any solicitor with respect to solicitation activities if, among other things, the solicitor is subject to an order, judgment or decree described in Section 203(e)(4) of the Advisers Act.

[2] *Securities and Exchange Commission v. General Electric Company*, No. 3:09-CV-01235-RNC (D. Conn.)(Aug. 11, 2009).

[3] Section 9(a)(2) of the Investment Company Act of 1940 (the "Investment Company Act") provides, in pertinent part, that a person may not serve or act as, among other things, an investment adviser or depositor of any investment company registered under the Investment Company Act or a principal underwriter for any registered open-end investment company or registered unit investment trust if, among other things, that person, by reason of any misconduct, is permanently or temporarily enjoined from acting, among other things, as an underwriter, broker, dealer or investment adviser, or from engaging in or continuing any conduct or practice in connection with any such activity or

(3) it will comply with the terms of the Final Judgment; and

(4) for ten years from the date of the entry of the Final Judgment, GE or any investment adviser with which it has a solicitation arrangement subject to Rule 206(4)-3 will disclose the Final Judgment in a written document that is delivered to each person whom the GE solicits (a) not less than 48 hours before the person enters into a written or oral investment advisory contract with the investment adviser or (b) at the time the person enters into such a contract, if the person has the right to terminate such contract without penalty within 5 business days after entering into the contract.

This position applies only to the Final Judgment and not to any other basis for disqualification under Rule 206(4)-3 that may exist or arise with respect to GE.

Rochelle Kauffman Plesset
Senior Counsel

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in connection with the purchase or sale of any security. Section 9(a)(3) extends the prohibition to any company any affiliated person of which is disqualified pursuant to Section 9(a)(2).

You note that while, as of the date of this letter, GE does not act in any of the capacities set forth in Section 9(a) of the Investment Company Act, companies of which GE is an affiliated person do act in such capacities. The entry of the Final Judgment, absent the issuance of an order by the Commission pursuant to Section 9(c) of the Investment Company Act that exempts GE from the provisions of Section 9(a) of the Investment Company Act, would effectively prohibit GE and companies of which it is an affiliated person from acting in any of the capacities set forth in Section 9(a) of the Investment Company Act. You state that, pursuant to Section 9(c) of the Investment Company Act, certain affiliated persons of GE, on behalf of themselves and GE's future affiliated persons, submitted an application to the Commission requesting (i) an order of temporary exemption from Section 9(a) of the Investment Company Act and (ii) a permanent order exempting such persons from the provisions of Section 9(a) of the Investment Company Act.

On August 11, 2009, the Commission issued an order granting certain affiliated persons of GE and GE's future affiliated persons a temporary exemption from Section 9(a) of the Investment Company Act pursuant to Section 9(c) of the Investment Company Act, with respect to the Final Judgment, until the date the Commission takes final action on the application for a permanent order. *In re GE Asset Management Incorporated, et al.*, SEC Rel. No. IC-28845 (Aug. 11, 2009). Therefore, such persons are not currently barred or suspended from acting in any capacity specified in Section 9(a) of the Investment Company Act as a result of the Final Judgment.

WILMERHALE

Paul R. Eckert

+1 202 663 6537 (t)
+1 202 663 6363 (f)
paul.eckert@wilmerhale.com

Investment Advisers Act of 1940
<u>Section 206(4) and Rule 206(4)-3</u>

August 11, 2009

BY E-MAIL AND MESSENGER

Douglas J. Scheidt, Esq.
Associate Director and Chief Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: <u>In the Matter of General Electric Company (B-02108)</u>

Dear Mr. Scheidt:

This letter is submitted on behalf of our client General Electric Company, a New York corporation ("GE"), in connection with a settlement agreement (the "Settlement") by GE arising out of the above referenced investigation by the Securities and Exchange Commission (the "Commission"). The complaint filed by the Commission (the "Complaint") concerned conduct in connection with accounting decisions made by GE.

GE currently has an agreement to engage in cash solicitation activities that are subject to Rule 206(4)-3 (the "Rule") under the Investment Advisers Act of 1940 ("Advisers Act"). GE seeks the assurance of the Staff of the Division of Investment Management ("Staff") that it would not recommend any enforcement action to the Commission under Section 206(4) of the Advisers Act, or the Rule, if an investment adviser, including an affiliated adviser of GE, pays GE, as a solicitor (as defined in Rule 206(4)-3(d)(1) under the Advisers Act), a cash payment, directly or indirectly, for the solicitation of advisory clients, notwithstanding the contemplated entry of the Final Judgment as to Defendant GE (the "Final Judgment"), which is described below.

While the Final Judgment does not operate to prohibit or suspend GE from acting as, or being associated with, an investment adviser and does not relate to solicitation activities on behalf of any investment adviser, the Final Judgment may affect the ability of GE to receive such payments.[1] The Staff has granted no-action relief under the Rule in similar circumstances.

BACKGROUND

The staff of the Division of Enforcement engaged in settlement discussions with GE in connection with an injunctive action arising out of the above-captioned investigation pursuant to Sections 20(b) and 22(a) of the Securities Act of 1933 (the "Securities Act") and Sections 21(d), 21(e), and 27 of the Securities Exchange Act of 1934 (the "Exchange Act"). As a result of these discussions, GE will submit a Consent to Entry of Final Judgment (the "Consent") that will be presented by the staff of the Commission to the United States District Court for the District of Connecticut (the "Court") when the Commission files its complaint (the "Complaint") against GE in a civil action in the future.

In the Consent, solely for the purpose of proceedings brought by or on behalf of the Commission or to which the Commission is a party, GE agreed to consent to the entry of the Final Judgment without admitting or denying the matters set forth therein (other than those relating to the jurisdiction of the Court over it and the subject matter of the action). Under the terms of the Final Judgment, the Court permanently enjoined GE from future violations of Section 17(a) of the Securities Act, Sections 10(b), 13(a), 13(b)(2)(A) and Section 13(b)(2)(B) of the Exchange Act and Rules 10b-5, 12b-20, 13a-1, 13a-11 and 13a-13 thereunder. The Final Judgment resolved the Complaint's allegations that, in 2002 and 2003, high level GE accounting

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1 Under Section 9(a) of the Investment Company Act of 1940 ("Investment Company Act"), GE and its affiliated persons will, as a result of the Final Judgment, be prohibited from serving or acting as, among other things, an investment adviser or depositor of any registered investment company or as principal underwriter for any registered open-end investment company or registered unit investment trust. As of the date of this letter, GE does not serve in any of the listed capacities with respect to registered investment companies, but several affiliates do. Affiliated persons of GE who act in the capacities set forth in Section 9(a) of the Investment Company Act have filed an application under Section 9(c) of the Investment Company Act requesting the Commission to issue both temporary and permanent orders exempting them, and GE's future affiliated persons should any of them serve or act in any of the capacities set forth in Section 9(a) in the future, from the restrictions of Section 9(a). The applicants believe that they meet the standards for exemptive relieve under Section 9(c), and they expect that the Commission will issue a temporary order prior to or simultaneous with the Final Judgment, and a permanent order in due course thereafter. In no event will any of GE's affiliated persons act in any capacity enumerated in Section 9(a) unless and until the Commission issues an order pursuant to Section 9(c) of the Investment Company Act, exempting them from the prohibitions of Section 9(a) of the Investment Company Act resulting from the Final Judgment.

executives or other finance personnel approved accounting that was not in compliance with generally accepted accounting principles (GAAP) so as to increase earnings or revenues or to avoid reporting negative financial results. The specific allegations will concern improper accounting related to: (a) GE's commercial paper funding program resulting in an estimated $200 million pretax charge to earnings; (b) certain interest rate swaps; (c) end of year sales of locomotives involving over $370 million in revenue; and (d) sales of commercial aircraft spare parts that increased GE's 2002 net earnings by $585 million. The Final Judgment also permanently enjoined GE from future violations of the securities law provisions referenced in the Complaint and will require that GE pay a civil monetary penalty of $50 million pursuant to Section 20(d) of the Securities Act and Section 21(d) of the Exchange Act.

EFFECT OF RULE 206(4)-3

The Rule prohibits an investment adviser from paying a cash fee to any solicitor that has been temporarily or permanently enjoined by an order, judgment, or decree of a court of competent jurisdiction from engaging in or continuing any conduct or practice in connection with the purchase or sale of any security. Entry of the Final Judgment could cause GE to be disqualified under the Rule, and accordingly, absent no-action relief, GE may be unable to receive cash payments, directly or indirectly, from advisers registered or required to be registered for the solicitation of advisory clients.

DISCUSSION

In the release adopting the Rule, the Commission stated that it "would entertain, and be prepared to grant in appropriate circumstances, requests for permission to engage as a solicitor a person subject to a statutory bar."[2] We respectfully submit that the circumstances present in this case are precisely the sort that warrant a grant of no-action relief.[3]

The Rule's proposing and adopting releases explain the Commission's purpose in including the disqualification provisions in the Rule. The purpose was to prevent an investment adviser from hiring as a solicitor a person whom the adviser was not permitted to hire as an

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2 *See* Requirements Governing Payments of Cash Referral Fees by Investment Advisers, Inv. Adv. Act Rel. No. 688 (July 12, 1979), 17 S.E.C. Docket (CCH) 1293, 1295, at note 10.

3 GE's subsidiaries, including General Electric Capital Corporation and General Electric Capital Services, Inc., are separate and distinct legal entities and would be different "solicitors" for the purpose of Rule 206(4)-3. Accordingly, we have advised GE that these entities will not be affected by the Final Judgment, and that no-action letters on their behalf will be unnecessary.

employee, thus doing indirectly what the adviser could not do directly. In the proposing release, the Commission stated that:

> [b]ecause it would be inappropriate for an investment adviser to be permitted to employ indirectly, as a solicitor, someone whom it might not be able to hire as an employee, the Rule prohibits payment of a referral fee to someone who . . . has engaged in any of the conduct set forth in Section 203(e) of the [Advisers] Act . . . and therefore could be the subject of a Commission order barring or suspending the right of such person to be associated with an investment adviser.[4]

The Final Judgment does not bar, suspend, or limit GE from acting in any capacity under the federal securities laws. GE has not been sanctioned for activities relating to conduct as an investment adviser or relating to solicitation of advisory clients.[5] The Final Judgment does not pertain to advisory activities. Accordingly, consistent with the Commission's reasoning, there does not appear to be any reason to prohibit an adviser from paying GE for engaging in solicitation activities under the Rule.

In addition, the need for the requested relief is not theoretical or speculative. GE currently has an agreement to acts as a cash solicitor for affiliated investment advisers.

The Staff previously has granted numerous requests for no-action relief from the disqualification provisions of the Rule to individuals and entities found by the Commission to have violated a wide range of federal securities laws and rules thereunder or permanently enjoined by courts of competent jurisdiction from engaging in or continuing any conduct or practice in connection with the purchase or sale of any security.[6]

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4 *See* Requirements Governing Payments of Cash Referral Fees by Investment Advisers, Inv. Adv. Act Rel. No. 615 (Feb. 2, 1978), 14 S.E.C. Docket (CCH) 89, 91.

5 GE additionally notes that it has not been found to have violated, or found to have aided and abetted another person in violating, the cash solicitation rule.

6 *See, e.g., Prudential Financial, Inc.,* SEC No-Action Letter (pub. avail. Sept. 5, 2008); *Barclays Bank PLC,* SEC No-Action Letter (pub. avail. June 6, 2007); *Emanuel J. Friedman and EJF Capital LLC),* SEC No-Action Letter (pub. avail. Jan. 16, 2007); *Ameriprise Financial Services Inc.,* SEC No-Action Letter (pub. avail. Apr . 5, 2006); *Millenium Partners, L.P., et al.,* SEC No-Action Letter (pub. avail. Mar. 9, 2006) (no-action request and relief encompassed natural persons); *American International Group, Inc.,* SEC No-Action Letter (pub. avail. Feb. 21, 2006); *CIBC Mellon Trust Company,* SEC No-

UNDERTAKINGS

In connection with this request, GE undertakes:

1. to conduct any cash solicitation arrangement entered into with any investment adviser registered or required to be registered under Section 203 of the Advisers Act in compliance with the terms of Rule 206(4)-3, except for the investment adviser's payment of cash solicitation fees, directly or indirectly, to GE, which is subject to the Final Judgment;

2. to comply with the terms of the Final Judgment, including, but not limited to, paying the civil penalty; and

3. that, for ten years from the date of the entry of the Final Judgment, GE or any investment adviser with whom it has a solicitation arrangement subject to Rule 206(4)-3, will disclose

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Action Letter (pub. avail. Feb. 24, 2005); *Goldman, Sachs & Co.*, SEC No-Action Letter (pub. avail. Feb. 23, 2005); *Morgan Stanley & Co. Incorporated*, SEC No-Action Letter (pub. avail. Feb. 4, 2005); *American International Group, Inc.*, SEC No-Action Letter (pub. avail. Dec. 8, 2004); *James DeYoung*, SEC No-Action Letter (pub. avail. Oct. 24, 2003) (relief given to natural person); *Stephens Inc.*, SEC No-Action Letter (pub. avail. Dec. 27, 2001); *Prime Advisors, Inc.*, SEC No-Action Letter (pub. avail. Nov. 8, 2001); *Legg Mason Wood Walker, Inc.*, SEC No-Action Letter (pub. avail. June 11, 2001); *Dreyfus Corp.*, SEC No-Action Letter (pub. avail. March 9, 2001); *Prudential Securities Inc.*, SEC No-Action Letter (pub. avail. Feb. 7, 2001); *Tucker Anthony Inc.*, SEC No-Action Letter (pub. avail. Dec. 21, 2000); *J.B. Hanauer & Co.*, SEC No-Action Letter (pub. avail. Dec. 12, 2000); *Founders Asset Management LLC*, SEC No-Action Letter (pub. avail. Nov. 8, 2000); *Credit Suisse First Boston Corp.*, SEC No-Action Letter (pub. avail. Aug. 24, 2000); *Janney Montgomery Scott LLC*, SEC No-Action Letter (pub. avail. July 18, 2000); *Aeltus Investment Management, Inc.*, SEC No-Action Letter (pub. avail. July 17, 2000); *Paul Laude, CFP*, SEC No-Action Letter (pub. avail. June 22, 2000) (relief given to natural person); *William R. Hough & Co.*, SEC No-Action Letter (pub. avail. Apr. 13, 2000); *In the Matter of Certain Municipal Bond Refundings*, SEC No-Action Letter (pub. avail. Apr. 13, 2000); *In the Matter of Certain Market Making Activities on Nasdaq*, SEC No-Action Letter (pub. avail. Jan. 11, 1999); *Paine Webber, Inc.*, SEC No-Action Letter (pub. avail. Dec. 22, 1998); *NationsBanc Investments, Inc.*, SEC No-Action Letter (pub. avail. May 6, 1998); *Morgan Keegan & Co., Inc.*, SEC No-Action Letter (pub. avail. Jan. 9, 1998); *Merrill Lynch, Pierce, Fenner & Smith, Inc.*, SEC No-Action Letter (pub. avail. Aug. 7, 1997); *Gruntal & Co.*, SEC No-Action Letter (pub. avail. July 17, 1996); *Salomon Brothers Inc.*, SEC No-Action Letter (pub. avail. Jan. 26, 1994); *BT Securities Corporation*, SEC No-Action Letter (pub. avail. Mar. 30, 1992); *Kidder Peabody & Co. Inc.*, SEC No-Action Letter (Oct. 11, 1990); *First City Capital Corp.*, SEC No-Action Letter (pub. avail. Feb. 9, 1990); *RNC Capital Management Co.*, SEC No-Action Letter (pub. avail. Feb. 7, 1989); and *Stein Roe & Farnham, Inc.*, SEC No-Action Letter (pub. avail. Aug. 25, 1988).

the Final Judgment in a written document that is delivered to each person whom GE solicits (a) not less than 48 hours before the person enters into a written or oral investment advisory contract with the investment adviser or (b) at the time the person enters into such a contract, if the person has the right to terminate such contract without penalty within five (5) business days after entering into the contract.

CONCLUSION

We respectfully request the Staff advise us that it will not recommend enforcement action to the Commission if an investment adviser that is registered or is required to be registered with the Commission pays GE, as a solicitor, a cash payment for the solicitation of advisory clients, notwithstanding the Final Judgment.

Please do not hesitate to call me at (202) 663-6537 regarding this request.

Very truly yours,

Paul R. Eckert /gf

Paul R. Eckert